

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

<u>Via E-mail</u>
Gregory J. Dawson
Chief Financial Officer
Kentucky Bancshares, Inc.
P.O. Box 157
Paris, Kentucky 40362-0157

Re: Kentucky Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 0-52598

Dear Mr. Dawson,

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney Advisor